





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow (305) 924-7748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre,Taraboulos & Co.
(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd, Suite 600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin S. A. Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public State of Florida
Arlene Wong
My Commission GG 264686
Expires 10/08/2022

_____
Arlene Wong
Notary Public

_____
Signature

President and Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Operations or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Cash Flows.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Report of Independent Registered Public Accounting Firm on Exemption Provision

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAF SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

PAF SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of PAF Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PAF Securities, LLC's management. Our responsibility is to express an opinion on PAF Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PAF Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of PAF Securities, LLC's financial statements. The supplemental information is the responsibility of PAF Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as PAF Securities, LLC's auditor since 2014.

Miami, Florida

February 15, 2021

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	319,042
Accounts receivable from customers		23,193
Other assets		49,784
Operating lease right-of-use assets		260,218
Total Assets	$	652,237

Liabilities and Member's Equity

Accounts payable	$	25,531
Operating lease liabilities		280,936
Other payable		22,047
Member's equity		323,723
Total Liabilities and Member's Equity	$	652,237

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues

Mergers & acquisitions, capital raise and advisory fees	$ 1,766,913	
Retainer fees	591,902	
Interest income	1,363	
Total Revenues		2,360,178
Expenses		
Salaries and related costs	2,107,989	
Operating lease and variable lease costs	204,171	
Quotation costs	144,237	
Consulting fees	103,225	
Other operating expenses	162,412	
Total Expenses		2,722,034
Operating Loss		(361,856)
Other Income		
Payroll Protection Program loan forgiveness	307,200	
Other income	6,000	
Total Other Income		313,200
Net Loss		$ (48,656)

The accompanying notes are an integral part of these financial statements.

3

PAF SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$ 1,041,287
Member's distributions	(668,908)
Net loss	(48,656)
Balance - December 31, 2020	$ 323,723

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities			
Net loss		$	(48,656)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Changes in operating assets:			
Non-cash change to rent expense to recognize operating lease right-of-use asset	14,371		
Collection on 8% note receivable from customer	68,147		
Decrease in accounts receivable	732,471		
Decrease in other assets	9,508		
Decrease in accounts payable	(7,351)		
Increase in other payable	342		
Total Adjustments			817,488
Net Cash Provided By Operating Activities			768,832
Cash Flows From Investing Activities			
Advances to member	(252,000)		
Repayment of advances to member	260,000		
Other - net	(7,536)		
Net Cash Provided By Investing Activities			464
Cash Flows From Financing Activities			
Member's distributions	(668,908)		
Net Cash Used In Financing Activities			(668,908)
Net Increase In Cash and Cash Equivalents			100,388
Cash and Cash Equivalents - Beginning			218,654
Cash and Cash Equivalents - Ending		$	319,042
Supplemental Cash Flow Information			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases		$	204,171

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. On June 9th, 2017, FINRA approved the firm's application for it to continue its FINRA's membership as a Capital Acquisition Broker (CAB). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities and does not owe money or securities to customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed and the transaction is completed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

Mergers & acquisitions, capital raise and advisory fees. The Company provides advisory services on mergers and acquisitions (M&A) and capital raise. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If there are retainers and other fees from the customer prior to recognizing the revenue, these are reflected as other payables.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand account balances with banks with an original maturity of three months or less.

6

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and accompanying notes during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the estimates may ultimately differ from actual results. The Company has reviewed its accounts receivable and has determined that no allowance for doubtful accounts is required at December 31, 2020.

LEASES

The Company accounts for its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several non-cancellable operating leases, for office space and copier equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are re-measured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentive received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

See Note 9 "Commitments and Contingent Liabilities" for additional information on the Company's leases.

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulations includes, among other things, periodic examinations by the regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these agencies and organizations.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2020 was $271,464 which was $266,464 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .175 as of December 31, 2020.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2020.

NOTE 5 - ACCOUNTS RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers as of December 31, 2020, totals $23,193 and relates to uncollateralized expenses incurred on behalf of three of the Company's customers under mandates that are actively being worked on by the Company. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2020, the Company recognized $6,000 for these services, which is included in other revenue in the accompanying statement of operations.

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

OTHER

During 2020, the Company made distributions to its member of $668,908.

The Company also advanced $252,000 to its member during 2020. As of December 31, 2020, no balance remained on these advances.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Substantially all employees of PAF Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

The Company made no contribution into its profit sharing 401(k) plan for the year ended December 31, 2020.

NOTE 8 – PAYCHECK PROTECTION PROGRAM

In response to the COVID-19 pandemic, the Paycheck Protection Program (PPP) was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period of time, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness by the Small Business Administration (SBA) in whole or in part.

On April 18, 2020, the Company executed a loan contract with a financial institution for an amount of $307,200 under the PPP. The loan bears interest of one percent per annum with a maturity date of April 21, 2022.

As of December 31, 2020, the Company determined that it met all the conditions to qualify for PPP loan forgiveness. The full amount of the loan proceeds then have been recognized as income in the accompanying statement of operations.

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and does not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

LEASING ACTIVITIES

Operating leases are primarily for office space and equipment.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which expired April 30, 2017, to PAF Securities, LLC. On April 13, 2017, PAF Securities signed an extension of the lease to expire on July 31st, 2022. Monthly rent during the lease ranges from $12,842 to $14,886.

As of December 31, 2020, the maturities of lease liabilities under the operating leases, which expires in 2022, is as follows:

For the Year Ending December 31,	Amount
2021	186,507
2022	107,346
Total lease payments	293,853
Less: Interest	(12,917)
Present value of lease liabilities	$ 280,936

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

LEASING ACTIVITIES (CONTINUED)

Total lease cost for the year ended December 31, 2020, was as follows:

Operating lease cost	$ 175,244
Variable lease cost	28,927
	$ 204,171

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2020:

Weighted Average Remaining Lease Term	
Operating lease	1.5 years
Weighted Average Discount Rate	
Operating lease	5.25%

NOTE 10 – COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic. While it is premature to accurately predict how COVID-19 will ultimately affect the Company's operations long-term, the Company's ongoing profitability may experience instability and estimates included in the financial statements may be adversely impacted due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which the events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2020, and through February 15, 2021, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed or would be required to be recognized in the accompanying financial statements as of December 31, 2020.

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Member's Equity		$ 323,723
Add Operating lease liability		280,936
Total Capital and Allowable Liabilities		604,659
Less Non-Allowable Assets:		
Accounts receivable from customers	23,193	
Other assets	49,784	
Operating lease right-of-use assets	260,218	
Total Non-Allowable Assets		333,195
Net Capital		271,464
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		5,000
Excess Net Capital		$ 266,464
Aggregate Indebtedness		$ 47,578
Ratio: Aggregate Indebtedness to Net Capital		0.175

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2020, and the above calculation.

See independent registered public accounting firm's report regarding supplementary information.

PAF SECURITIES, LLC

SCHEDULE II

STATEMENT OF EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

PAF SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of PAF Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) PAF Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PAF Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) PAF Securities, LLC stated that PAF Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PAF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PAF Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 15, 2021

16

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

PAF SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2020

PAF Securities operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2020, without exception.



Benjamin S. A. Moody
President & Chief Executive Officer

17